UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _1)*
Funko, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
361008105
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)
 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
361008105
1
Names of Reporting Persons

Brian R. Mariotti
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person
With:

5
  Sole Voting Power


  619,630

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  619,630

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

619,630
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

1.18%

12
Type of Reporting Person (See Instructions)

IN

Item 1.
(a)	Name of Issuer: Funko, Inc.
(b)	Address of Issuers Principal Executive Offices:
2802 Wetmore Avenue, Everett, WA 98201
Item 2.
(a) Name of Person Filing: This statement is filed
on behalf of Brian R. Mariotti (the Reporting Person).
(b) Address of Principal Business Office or, if None,
Residence:  The business address of the Reporting
Person is C/O Funko, Inc., 2802 Wetmore Avenue,
Everett, WA 98201
(c) Citizenship:	The Reporting Person
is a citizen of the United States.
(d) Title and Class of Securities: Class A
Common Stock, par value $0.0001 per share
(Class A Common Stock).
(e) CUSIP No.:	361008105
Item 3. 	If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether
the person filing is a:
(a)	[_]	Broker or dealer registered under
Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6)
of the Act;
(c)	[_]	Insurance company as defined in
Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered
under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in
accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment
fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control
person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined
in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded
from the definition of an investment company
under section 3(c)(14) of the Investment Company
Act of 1940;
(j)	[_]	A non-U.S. institution in accordance
with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule
240.13d-1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-1(b)
(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 619,630
 (b)	Percent of Class:  1.18%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 619,630
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 619,630
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact
that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [X].
Item 6.	Ownership of more than Five Percent on Behalf of
Another Person.
Item 7.	Identification and classification of the
subsidiary which acquired the security being reported
on by the parent holding company or control person.
Item 8.	Identification and classification of members
of the group.
Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:02/22/2024



Brian R. Mariotti
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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